RED CARPET ENTERTAINMENT, INC.
400 Corporate Pointe, Suite 300
Culver City, California 90230
Telephone (310) 590-4589
Facsimile (310) 590-4599

February 2, 2007

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Patrick Kuhn

Re:                  Red Carpet Entertainment, Inc.
Registration Statement on Form SB-2
Filed December 28, 2006
File No. 333-139696

Dear Mr. Kuhn:

Red Carpet Entertainment, Inc. ("Company") respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 2:00 P.M., Eastern Time, February 6, 2007, or as soon as practicable thereafter, to its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 28, 2006, and the subsequent amendment No. 2 filed on January 26, 2007.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectives as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Red Carpet Entertainment, Inc., a Nevada corporation

By: /s/ Chris Johnson
Name: Chris Johnson Its: President